   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For March, 23 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

KUSASALETHU EMPLOYEES EMBARK ON AN ILLEGAL STRIKE

Johannesburg. Thursday, 23 March 2017: Harmony Gold Mining Company Limited (“Harmony”) regrets to advise that employees at its Kusasalethu mine have embarked on an illegal strike. The illegal strike is in response to the suspension of the Association of Mineworkers and Construction Union’s (AMCU) branch leadership, after the AMCU leadership encouraged illegal industrial action - a go slow - at the mine.

The AMCU branch leadership encouraged an illegal go slow at the mine, resulting in only 25% of the workforce reporting for work yesterday. The illegal go slow was called in response to the disciplinary procedures against 40 employees, following the illegal sit-in at Kusasalethu in January this year.

Management has sought an urgent meeting with the leadership of the Association of Mineworkers and Construction Union (AMCU) to address this unprocedural/illegal industrial action, which may result in further disciplinary action and undermines the continued viability of the mine. It is of great concern that there have been reports of intimidation of employees, as was the case in the actions in January 2017. No employees reported for the day shift today.

“We appeal to AMCU leadership to be responsible in its actions, to publically condemn any form of intimidation and act against members engaging in intimidation, and to engage with management through the processes and procedures in place to deal with workplace disputes”, Peter Steenkamp, CEO of Harmony said.

Ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

23 March 2017
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March,23 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director